Filed Pursuant to Rule 424(b)(3)
Registration No. 333-270624

SUPPLEMENT NO. 10 TO

PROSPECTUS OF HAMMERHEAD ENERGY INC.

This prospectus supplement amends and supplements the prospectus dated May 1, 2023 as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-270624). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, which was furnished to the Securities and Exchange Commission on November 16, 2023 (the "Form 6-K"). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Shares are listed on The Nasdaq Stock Market LLC ("Nasdaq") and the Toronto Stock Exchange (the "TSX") under the symbol "HHRS." On November 15, 2023, the last reported sales prices of the Class A Common Shares on Nasdaq and the TSX were $14.95 and C$20.39, respectively.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 5 of the Annual Report and beginning on page 5 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Supplement No. 10 is dated November 16, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 001-41630

HAMMERHEAD ENERGY INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name)

Suite 2700, 525-8th Avenue SW

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Address and telephone number of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report, dated November 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hammerhead Energy Inc.

Date: November 16, 2023	By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Hammerhead Energy Inc. ("Hammerhead" or the "Company")

Suite 2700, 525 - 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

2. Date of Material Change

November 6, 2023

3. News Release

A news release dated November 6, 2023, disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed or quoted for trading in the normal course of their dissemination.  The news release was filed on SEDAR+ and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under the Company's issuer profiles on www.sedarplus.ca and www.sec.gov, respectively.

4. Summary of Material Change

On November 6, 2023, Hammerhead entered into a definitive arrangement agreement (the "Arrangement Agreement") with Crescent Point Energy Corp. ("Crescent Point") pursuant to which, among other things, Crescent Point has agreed to acquire all of the issued and outstanding Class A common shares (the "Hammerhead Shares") of Hammerhead (the "Arrangement"). Upon completion of the Arrangement, Hammerhead will become a direct wholly owned subsidiary of Crescent Point. The Arrangement will be implemented by way of a plan of arrangement (the "Plan of Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") and is subject to approval by the Court of King's Bench of Alberta (the "Court") and the shareholders of Hammerhead, among other stock exchange approvals and other customary conditions for a transaction of this nature and size.

5. Full Description of Material Change

5.1 Full Description of Material Change:

Arrangement Agreement

The following summary of the Arrangement is subject to and qualified in its entirety by the full text of the Arrangement Agreement and the Plan of Arrangement, which is attached as Appendix A to the Arrangement Agreement. The Arrangement Agreement has been filed on the Company's issuer profile on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively, and may include redactions, which are required by the parties to the Arrangement Agreement and permitted under applicable securities laws.

On November 6, 2023, Hammerhead entered into the Arrangement Agreement with Crescent Point, pursuant to which, among other things, Crescent Point has agreed to acquire all of the issued and outstanding Hammerhead Shares. Upon completion of the Arrangement, Hammerhead will become a direct wholly-owned subsidiary of Crescent Point. The Arrangement will be implemented by way of a Plan of Arrangement under Section 193 of the ABCA. At a special meeting of holders of Hammerhead Shares (the "Shareholders"), expected to be held on December 20, 2023 (the "Meeting"), Shareholders will be asked to consider a resolution (the "Arrangement Resolution"), substantially in the form set forth in Appendix B to the Arrangement Agreement, approving the Arrangement. If the Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will become effective on or about December 21, 2023, subject to obtaining Court approval and satisfying other usual and customary conditions contained in the Arrangement Agreement.

Pursuant to the Arrangement, Crescent Point will acquire all of the issued and outstanding Hammerhead Shares for cash consideration, being $15.50 in cash per Hammerhead Share (the "Cash Consideration") and share consideration, being 0.5340 of a common share of Crescent Point (a "CPG Share") per Hammerhead Share (the "Share Consideration" and collectively with the Cash Consideration, the "Consideration"). No fractional CPG Shares will be issued under the Plan of Arrangement. Any Hammerhead Shares in respect of which dissent rights have been properly exercised and not withdrawn pursuant to Section 191 of the ABCA, will be subject to dissent rights under the ABCA, as modified by the interim order of the Court and the Plan of Arrangement.

Pursuant to the Plan of Arrangement, the options to purchase Hammerhead Shares outstanding immediately prior to the Effective Time (as defined in the Arrangement Agreement) and issued pursuant to the provisions of the legacy share option plan of the Company dated effective February 23, 2023 (the "Legacy Share Option Plan") that were issued in exchange for options that were granted when a predecessor to Hammerhead was a Canadian controlled private corporation for the purposes of the Income Tax Act (Canada) (the "Legacy CCPC Options") will be deemed to be unconditionally vested and exercisable and each such Legacy CCPC Option will be deemed to be exercised pursuant to their terms and the terms of the Legacy Share Option Plan in exchange for the in-the-money value of such Legacy CCPC Options. Upon such exercise, the Company will issue to each holder of Legacy CCPC Options, a number of Hammerhead Shares equal to the in-the-money value of all Legacy CCPC Options owned by such holder. The Hammerhead Shares received by the former holder of Legacy CCPC Options will then be transferred to Crescent Point in accordance with the Plan of Arrangement. Pursuant to the Plan of Arrangement, the options to purchase Hammerhead Shares outstanding immediately prior to the Effective Time and issued pursuant to the provisions of the Legacy Share Option Plan that are not Legacy CCPC Options (the "Legacy Non-CCPC Options" and collectively with the Legacy CCPC Options, the "Legacy Options") will be deemed to be unconditionally vested and exercisable and each such Legacy Non-CCPC Option will be deemed to be surrendered and transferred to Hammerhead pursuant to their terms and the terms of the Legacy Share Option Plan in exchange for the in-the-money value of such Legacy Non-CCPC Options and in respect of such surrender of the Legacy Non-CCPC Options: (a) the holder of such Legacy Non-CCPC Options will be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such holder of Legacy Non-CCPC Options of all the Legacy Non-CCPC Options held by such holder; and (b) the Company will issue to such holder of Legacy Non-CCPC Options a number of Hammerhead Shares having a fair market value equal to the difference between the in-the-money value of all Legacy Non-CCPC Options owned by such holder and the amount of cash payment contemplated in (a) above. The Hammerhead Shares received by the former holder of Legacy Non-CCPC Options will then be transferred to Crescent Point in accordance with the Plan of Arrangement.

Pursuant to the Plan of Arrangement, the legacy share awards (the "Legacy RSUs") issued pursuant to the legacy share award plan of Hammerhead dated effective February 23, 2023 (the "Legacy RSU Plan") outstanding immediately prior to the Effective Time will be deemed to be unconditionally vested and exercisable and such Legacy RSUs will be deemed to be surrendered and transferred to Hammerhead pursuant to their terms and the terms of the Legacy RSU Plan in exchange for the in-the-money value of such Legacy RSUs and in respect of such surrender of the Legacy RSUs: (a) the holder of such Legacy RSUs will be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such holder of Legacy RSUs of all the Legacy RSUs held by such holder; and (b) such holder of Legacy RSUs will receive a number of Hammerhead Shares having a fair market value equal to the difference between the in-the-money value of all Legacy RSUs owned by such holder and the amount of cash payment contemplated in (a) above. The Hammerhead Shares received by the former holder of Legacy RSUs will then be transferred to Crescent Point in accordance with the Plan of Arrangement.

Pursuant to the Plan of Arrangement, the restricted share awards (the "Equity Incentive Awards") issued pursuant to the provisions of the equity incentive award plan of the Company dated effective February 23, 2023 and as amended and restated May 1, 2023 (the "Equity Incentive Award Plan") outstanding immediately prior to the Effective Time will be deemed to be unconditionally vested and exercisable and such Equity Incentive Awards will be deemed to be surrendered and transferred to Hammerhead in exchange for the in-the-money value of such Equity Incentive Awards and in respect of such surrender of the Equity Incentive Awards: (a) the holder of such Equity Incentive Awards shall be entitled to receive a cash payment from the Company equal to the aggregate amount of taxes and other amounts required to be remitted by the Company to a taxing authority in respect of the surrender by such holder of Equity Incentive Awards of all the Equity Incentive Awards held by such holder; and (b) the Company will issue to each holder of Equity Incentive Awards a number of Hammerhead Shares having a fair market value equal to the difference between the in-the-money value of all Equity Incentive Awards owned by such holder and the amount of cash payment contemplated in (a) above. The Hammerhead Shares received by the former holder of Equity Incentive Awards will then be transferred to Crescent Point in accordance with the Plan of Arrangement.

Following the consummation of the Arrangement, Hammerhead shareholders are expected to own approximately 8.5% of the issued and outstanding CPG Shares.

The Arrangement is subject to a number of customary conditions, including, among others, approval of: (a) at least 66⅔% of the votes cast by Shareholders at the Meeting; and (b) a simple majority of the votes cast by Shareholders at the Meeting after excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Consummation of the Arrangement is also subject to, among other things: (a) Court approvals having been obtained on terms consistent with the Arrangement Agreement, and having not been set aside or modified in a manner unacceptable to either Hammerhead or Crescent Point, each acting reasonably, on appeal or otherwise; (b) no law being in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins Hammerhead or Crescent Point from completing the Arrangement; (c) approval for listing on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") of the CPG Shares to be issued to Shareholders in connection with the Arrangement, subject to customary conditions; (d) absence of a material adverse effect in respect of either Hammerhead or Crescent Point; (e) accuracy of representations and warranties and compliance with covenants by each of Hammerhead and Crescent Point, subject to certain conditions; (f) dissent rights not having been exercised with respect to more than 10% of the issued and outstanding Hammerhead Shares; and (g) other customary closing conditions.

Each of Hammerhead and Crescent Point have made customary representations and warranties and covenants in the Arrangement Agreement, including covenants regarding the conduct of their respective businesses prior to the closing of the Arrangement. Hammerhead is also subject to customary restrictions on its ability to solicit proposals from third parties with respect to transactions involving the sale of Hammerhead (an "Acquisition Proposal") and to provide information to, or engage in discussions with, third parties regarding such proposals, with customary exceptions for unsolicited Acquisition Proposals that the board of directors of Hammerhead (the "Hammerhead Board") determines in good faith constitute, or could reasonably be expected to lead to, a transaction that is more favourable from a financial point of view to Shareholders (after taking into account certain terms and conditions of such Acquisition Proposal) (a “Superior Proposal”). Before the Hammerhead Board changes its recommendation, Crescent Point must be provided with a five business days' "match right", during which Crescent Point may propose to amend the terms of the Arrangement Agreement and the Arrangement.

The Arrangement Agreement also contains certain termination rights with respect to each of Hammerhead and Crescent Point and upon certain termination events, either Hammerhead or Crescent Point may be required to pay the other party a termination fee of $85 million or an expense reimbursement fee of $20 million.

Voting Agreements

On November 6, 2023, Crescent Point entered into voting support agreements (the "Voting Agreements") with certain affiliates of Riverstone Holdings LLC (collectively, "Riverstone") and the directors and officers of Hammerhead (each, a "Supporting Shareholder") who own in aggregate approximately 82.4% of the Hammerhead Shares (on a non-diluted basis), whereby, among other things, such Supporting Shareholders, in their capacities as shareholders and not in their capacities as directors or officers, as applicable, of Hammerhead have agreed, subject to the provisions in the Voting Agreements, to support and vote or cause to be voted their Hammerhead Shares in favor of the Arrangement and against, among other things, any Acquisition Proposal.

The Voting Agreements between Crescent Point and the directors and officers of Hammerhead will terminate upon certain events, including, but not limited to, the termination of the Arrangement Agreement.

If the Arrangement Agreement is terminated in connection with a Superior Proposal, in connection with a change in recommendation of the Hammerhead Board or due to a wilful or intentional breach of one or more covenants of Hammerhead contained in the Arrangement Agreement, the Voting Agreement with Riverstone shall continue in full force and effect until March 31, 2024.

5.2  Disclosure for Restructuring Transactions:

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

The name and business telephone number of the executive officer of Hammerhead who is knowledgeable of the material change and this report is:

Michael Kohut
Senior Vice President & Chief Financial Officer
403-930-0560

9. Date of Report

November 16, 2023

Advisory on Forward-Looking Information and Statements

Certain statements included in this material change report constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about the terms of the Arrangement Agreement. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this material change report include but are not limited to: the implementation of the Arrangement by way of the Plan of Arrangement; the timing and completion of the Arrangement; the acquisition of all issued and outstanding Hammerhead Shares by Crescent Point; the treatment of the Legacy Options, Legacy RSUs and Equity Incentive Awards pursuant to the Arrangement; the issuance of CPG Shares to be received in respect of each Hammerhead Share on the expected terms; the listing of CPG Shares on the TSX and the NYSE; the satisfaction of customary closing conditions; the anticipated timing of the Meeting; and other matters. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Hammerhead. In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: that the Arrangement will be completed on the terms contemplated by the Arrangement Agreement; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, and stock exchange approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other matters. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability to obtain shareholder, court, regulatory, and stock exchange approvals in connection with the Arrangement in a timely manner and on satisfactory terms; the ability to complete the Arrangement on the anticipated terms and timetable; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Hammerhead and/or Crescent Point; the tax treatment of the Arrangement in Canada and the United States; declines in oil or natural gas prices; or the emergence of a Superior Proposal may result in the termination of the Arrangement Agreement. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult Hammerhead's public filings at www.sedarplus.com and www.sec.gov/edgar for further, more detailed information concerning these matters, including additional risks related to Hammerhead's business. The forward-looking statements or information contained in this material change report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.